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                            July 17, 2023

       Guohua Huang
       Chief Executive Officer
       EPWK Holdings Ltd.
       Building #2, District A, No. 359 Chengyi Rd.
       The third phase of Xiamen Software Park
       Xiamen City, Fujian Province
       The People   s Republic of China, 361021

                                                        Re: EPWK Holdings Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed June 29, 2023
                                                            File No. 333-269657

       Dear Guohua Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1 Filed June 29,
2023

       Trusted Platform for Buyers and Sellers, page 3

   1.                                                   We note your amended
disclosure in response to comment 2. Please revise your
                                                        disclosure to include:

                                                              a description of
fees and related pricing for Wukong SDK; and

                                                              a description of
the payment terms and rates as disclosed in Article 5 of the Xiamen
                                                            International Bank
Co., Ltd. Service Agreement.
 Guohua Huang
EPWK Holdings Ltd.
July 17, 2023
Page 2
Related Party Transactions, page 141

2. We note your response to comment 8 and we reissue it. We note your disclosure here is as of June 30, 2022 and December 31, 2022. Please revise this disclosure to reflect information that is up to the date of the prospectus. Refer to Item 4.a. of Form F-1 and
         Item 7.B. of Form 20-F.
Interim Period Financial Statements
Report of Independent Registered Public Accounting Firm
Basis for Review Results, page F-2

3. The wording herein is in the context of an audit. Please revise to be in the context of a review. Refer to AS 4105.
Annual Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue Recognition, page F-50

4. We note the new risk factor on page 30 in which you state that you provide one-year free technical after-sales maintenance service. Please explain to us and disclose how the transaction price is allocated to this performance obligation and when and how it is recognized as revenue. Refer to the section on allocating the transaction price to performance obligations within ASC 610-10 beginning in 606-10-32-28.
Exhibit Index
Exhibit 23.1, page II-4

5. Please provide a consent from your independent accounting firm for the use of its audit report that refers to the proper filing, for example, the appropriate amendment number, and refers to each date associated with the report, for example, "Note 2(y), as to which the date is June 22, 2023." Additionally, provide an acknowledgement letter from your independent accounting firm for the use of its review report.
Exhibit Index
Exhibit 5.1, page II-4

6. We note the amended opinion filed as Exhibit 5.1 in response to comment 12 and we reissue it in part. The opinion regarding the warrants must be rendered under the law of
FirstName LastNameGuohua Huang
       the jurisdiction governing the warrants which, in this case, is New York, however Exhibit
Comapany
       5.1 isNameEPWK      Holdings
              limited to the laws of Ltd.
                                     the Cayman Islands; please revise. Refer
to Staff Legal
July 17,Bulletin No. 219 for additional information.
         2023 Page
FirstName LastName
 Guohua Huang
FirstName  LastNameGuohua Huang
EPWK Holdings   Ltd.
Comapany
July       NameEPWK Holdings Ltd.
     17, 2023
July 17,
Page  3 2023 Page 3
FirstName LastName
        You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at
(202) 551-
3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Fang Liu, Esq.